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April 10, 2020

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Julia Griffith
Justin Dobbie

Re:	Pliant Therapeutics, Inc.
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted March 16, 2020
CIK No. 0001746473

Ladies and Gentlemen:

This letter is being submitted on behalf of Pliant Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated March 26, 2020 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Bernard Coulie, Chief Executive Officer of the Company, with respect to the Company’s confidential submission of Amendment No. 3 to the Draft Registration Statement on Form S-1 that was submitted on March 16, 2020. The Company is concurrently confidentially submitting Amendment No. 4 to the Draft Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Julia Griffith of the Commission.

Prospectus Summary, page 1

1.

We note that you added up to three early stage targets for various unidentified indications to your pipeline table. We also note that the only other discussion of these targets in the prospectus is limited to the terms of your agreement with Novartis for a three year research program. As such, please tell us why you believe it is appropriate to include these unidentified research program targets in your pipeline table or remove them from the table.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to remove each of the three early stage targets for unidentified indications from the pipeline table on pages 2 and 95 of the Amendment.

United States Securities and Exchange Commission

April 10, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 80

2.

In the second paragraph you disclose that you expect to receive $33.0 million in research and development funding and are eligible to receive development, regulatory and commercial milestones of up to $416.0 million under your Collaboration and License Agreement with Novartis. Please reconcile for us the following apparent discrepancies with other disclosures in your filing and revise your disclosures accordingly:

•

In the penultimate paragraph on page F-19 in Note 6 you disclose that the transaction price at inception of this agreement includes only $19.6 million of variable consideration in the form of research and development funding when it appears that you expect to receive $33.0 million.

•

In the sixth paragraph on page 140 in Business you disclose the existence of up to $200.0 million in development and commercialization milestones for the licensed products and up to $68.0 million for the research targets. This disclosure is silent on regulatory milestones and it is unclear whether such milestones represent the apparent $148.0 million difference.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure on page 80 of the Amendment has been revised to clarify that $19.6 million of the research and development funding received pursuant to the Novartis Agreement relates to PLN-1474 and $13.4 million of the research and development funding we are eligible to receive pursuant to the Novartis Agreement relates to the three integrin research targets described on page 80. The funding amounts associated with the integrin research targets are not included in the expected transaction price pursuant to ASC 606, as there is not a substantive termination penalty if Novartis were to cancel the contract.

Further to the Staff’s comment, the Company advises the staff that the disclosure on page 142 of the Amendment has been revised to conform to the $416.0 million figure alluded to by the Staff.

Item 15. Recent Sales of Unregistered Securities

(b) Grants and Exercises of Stock Options and Restricted Stock, page II-3

3.

You disclose the granting of 14,181,083 stock options and 4,055,136 shares of restricted stock since January 1, 2017. It appears that the 14.2 million amount disclosed as stock option grants may include your restricted grants. In this regard it appears that when subtracting the option grants as disclosed on page F-28 from the 14.2 million amount the exact number of restricted share grants remains. If so, please revise your disclosure to clarify that the 14.2 million amount includes restricted stock grants. If not, please revise your subsequent events disclosure to include the option grants in 2020 and ensure you address those grants in your response to prior comment 4 from our June 6, 2019 letter.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure on page II-3 of the Amendment has been revised to clarify the number of stock options and restricted stock granted during this time period. The disclosure in Amendment No. 3 included shares of restricted stock in the amount of options granted during this time period. This disclosure on page II-3 has been revised to reflect that options to purchase an aggregate of 19,244,133 shares of our common

United States Securities and Exchange Commission

April 10, 2020

stock have been granted since January 1, 2017, and that, separately, the right to purchase an additional 4,055,136 shares of restricted stock have been granted during the same period. The Company advises the staff that the amount of options granted since January 1, 2017 includes options to purchase an aggregate of 9,118,186 shares of our common stock that have been granted since January 1, 2020, and as such were not reflected in Amendment No. 3.

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United States Securities and Exchange Commission

April 10, 2020

If you require additional information, please telephone the undersigned at (650) 752-3333.

Sincerely,

/s/ Deepa M. Rich

Deepa M. Rich

Enclosures:

cc:	Bernard Coulie, Pliant Therapeutics, Inc.

Keith Cummings, Pliant Therapeutics, Inc.

Hans Hull, Pliant Therapeutics, Inc.

Sam Zucker, Goodwin Procter LLP

James Xu, Goodwin Procter LLP

Kristin VanderPas, Cooley LLP

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